SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer

Date: November 25, 2008

Press Release

Eltek Reports 40% Increase in Revenues (YoY) to $12.3 Million in the Third Quarter of 2008

The company’s operating income reaches $319,000 after five consecutive quarters of operating loss.

Key Highlights for the Third Quarter:

■	Revenues reached a record $12.3 million, up 40% (YoY)

■	Positive EBITDA of $ 849,000

■	Increased sales to the European and American markets (YoY).

PETACH-TIKVA, Israel, November 25, 2008 (BUSINESS WIRE) – Eltek Ltd., the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, today announced its financial results for the third quarter of 2008.

Third – Quarter 2008:

Eltek returned to operating profitability in the third quarter with operating income of $319,000 after five consecutive quarters of operating loss. The improvement in operating income is mainly attributable to a 40% increase in revenues (compared to the same period in 2007) and the more efficient use of raw materials in accordance with Eltek’s efficiency plans.

Eltek reported revenues for the three months ended September 30, 2008 of $12.3 million, an increase of 40% from the $8.8 million in revenues reported in the third quarter of 2007. The increase in revenues is attributable to the receipt of new orders from new and existing customers, and reflects the maturing marketing efforts in the Italian market. The steps taken to achieve more efficient production were instrumental in Eltek recording a gross profit of over $2 million, almost double the amount of the third quarter 2007 gross profit. The 2008 gross profit margin was approximately 17% as compared to 12% in the comparable period in 2007.

Although the exchange rate of the U.S. dollar compared to the NIS was 17 % lower than in the third quarter of 2007, the Company managed to reduce its net loss in the third quarter of 2008 to $21,000, compared with a net loss of $223,000, or $0.03 per fully diluted share for the same period in 2007.

Nine-Months Ended September 30, 2008:

Revenues for the nine-month period ended September 30, 2008, were $34.2 million compared with revenues of $ 27.6 million for the comparable period in 2007.

Net loss for the nine-month period ended September 30, 2008 was $1.2 million, or ($0.17) per fully diluted share, compared with net income of $171,000 or $0.03 per fully diluted share for the same period in 2007. The net loss in the 2008 period is mainly attributable to the weakness of the U.S. dollar compared to the NIS, as the majority of the Company’s revenues are U.S. dollar denominated, while a significant portion of the Company’s expenses are denominated in NIS. The Company also incurred additional sales and marketing expenses due to the expansion of its sales force in the U.S. and Europe, and the increased sales of high-end products in these markets is attributable to these efforts.

EBITDA:

In the third quarter of 2008, Eltek had EBITDA of $849,000 compared to EBITDA of $163,000 in the third quarter of 2007. In the first nine months of 2008, Eltek had EBITDA of $1.2 million compared with EBITDA of $2 million in the same period in 2007.

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP.

Management Comments:

Arieh Reichart, President and Chief Executive Officer of Eltek commented: “The positive financial report for the third quarter of 2008 reflects a continuous increase in sales in the last five quarters. This year, Eltek is focused on strengthening its global marketing presence and establishing its position in the growing American and European markets.”

“In the fourth quarter our results are expected to be impacted by two factors that have had opposite effects: the first one is the devaluation of the NIS against the US dollar, which has had a favorable impact on our results, and on the other hand, our revenues are expected to be adversely affected by the global economic recession. We believe that our strategy of increasing our focus on sales to the military and healthcare segments, which segments are likely to be less sensitive to market fluctuations, should assist us in dealing with the global crisis that the world is facing.” Mr. Reichart concluded.

Amnon Shemer, CFO of Eltek, added: “We have succeeded in increasing our gross margins, mainly through increased sales and a reduced rate of raw material consumption. Although our operating measures are in line with the industry for our high-end products, we have improved our manufacturing processes in order to achieve better operating performance.”

“As an Israeli–based export–focused company, our favorable revenue growth was adversely impacted by the dollar–shekel exchange rate, increasing the dollar value of our operating and manufacturing costs.” Mr. Shemer concluded.

About the Company

Eltek is Israel’s leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek’s technologically advanced circuitry solutions are used in today’s increasingly sophisticated and compact electronic products. For more information, visit Eltek’s web site at www.eltekglobal.com.

Forward Looking Statement:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Year ended December 31,	Nine months ended		Three months ended
		September 30,		September 30,
	2007	2007	2008	2007	2008
	Audited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	37,476	27,587	34,156	8,771	12,310
Costs of revenues	(31,879)	(22,885)	(29,368)	(7,675)	(10,262)

Gross profit	5,597	4,702	4,788	1,096	2,048

Research and development income (expenses), net	(74)	(100)	100	(17)	100

Selling, general and administrative expenses	(5,683)	(4,305)	(5,420)	(1,468)	(1,829)

Operating profit (loss)	(160)	297	(532)	(389)	319

Financial income (expenses), net	(145)	(115)	(603)	165	(307)

Profit (loss) before other income, net	(305)	182	(1,135)	(224)	12

Other income, net	8	5	1	1	1

Profit (loss) before tax expenses	(297)	187	(1,134)	(223)	13

Income tax expenses	0	0	0	0	0

Profit (loss) after taxes on income	(297)	187	(1,134)	(223)	13

Minority interests	(4)	(16)	(22)	0	(34)

Net profit (loss) for the period	(301)	171	(1,156)	(223)	(21)

Basic net earnings (loss) per ordinary share	(0.05)	0.03	(0.17)	(0.03)	(0.00)

Diluted net earnings (loss) per ordinary share	(0.05)	0.03	(0.17)	(0.03)	(0.00)

Weighted average number of ordinary shares
used to compute basic net earnings (loss)
per ordinary share (in thousands)	6,247	6,124	6,610	6,610	6,610

Weighted average number of ordinary shares
used to compute diluted net earnings (loss)
per ordinary share (in thousands)	6,247	6,624	6,610	6,610	6,610

Eltek ltd.
Consolidated Balance Sheets
(In thousands US$)

	December 31,	September 30,
	2007	2007	2008
	Audited	Unaudited	Unaudited

Assets

Current assets
Cash and cash equivalents	2,467	1,725	1,519
Receivables: Trade, net of provision for doubtful accounts	8,173	8,504	9,604
Other	742	518	324
Inventories	4,271	4,373	4,426
Prepaid expenses	204	261	353

Total current assets	15,857	15,381	16,226

Assets held for employees' severance benefits	1,319	1,231	1,362

Fixed assets, less accumulated depreciation	10,997	9,569	11,507

Goodwill	1,009	972	1,002

Total assets	29,182	27,153	30,097

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	4,623	4,354	6,515
Accounts payable: Trade	7,354	6,505	7,255
Other	3,147	3,217	3,751

Total current liabilities	15,124	14,076	17,521

Long-term liabilities
Long term debt, excluding current maturities	4,243	3,199	2,978
Employee severance benefits	1,388	1,314	1,635

Total liabilities	20,755	18,589	22,134

Minority interests	353	352	368

Shareholders' equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000
shares, issued and outstanding 6,610,107 as of September 30,
2001,384609,807 as1,384eptember 31,38407 and
6,609,807 as of December 31, 2007	1,384	1,384	1,384
Additional paid-in capital	14,328	14,328	14,328
Cumulative translation adjustment related to change in reporting currency	2,412	2,067	3,362
Cumulative foreign currency translation adjustments	451	462	178
Capital reserve	695	695	695
Accumulated deficit	(11,196)	(10,724)	(12,352)

Total shareholders equity	8,074	8,212	7,595

Total liabilities and shareholders equity	29,182	27,153	30,097

Non-GAAP Earnings Reconcilliations	Year ended	Nine months ended		Three months ended
	December 31,	September 30,		September 30,
	2007	2007	2008	2007	2008
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

GAAP net profit (loss)	(301)	171	(1,156)	(223)	(21)
Add back items:

Financial expenses (income), net	145	115	603	(165)	307
Depreciation	2,264	1,710	1,705	551	563

Adjusted EBITDA	2,108	1,996	1,152	163	849